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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            APPLIED BIOMETRICS, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    03814L103
                                 (CUSIP Number)

                             William D. Corneliuson
       777 East Wisconsin Avenue, Suite 3020, Milwaukee, Wisconsin  53202,
                                 (414) 291-7400
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 20, 1997
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement  [_].
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          CUSIP No. 03814L103


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              William D. Corneliuson - ###-##-####

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]
              N/A

     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

              N/A


     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

                     7  SOLE VOTING POWER
      NUMBER OF
                             192,767
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                             0
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

                             192,767
      REPORTING

        PERSON      10  SHARED DISPOSITIVE POWER

         WITH                0


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              192,767


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]

              N/A

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.6%

    14   TYPE OF REPORTING PERSON*

              IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   Item 1.   Security and Issuer

             The title of the class of equity securities to which this statement relates is Common Stock, par value $.01 per share (the "Common Stock").

             The name and address of the principal executive offices of the issuer of the Common Stock is Applied Biometrics, Inc. (the "Company"), 501 East Highway 13, Suite 108, Burnsville, Minnesota 55337.

   Item 2.   Identity and Background

             The following information is provided for each person:

             (a)  Name.  William D. Corneliuson.

             (b) Address. 777 East Wisconsin Avenue, Suite 3020, Milwaukee, Wisconsin 53202.

             (c) Principal Occupation and Employment. William D. Corneliuson is President and Treasurer of B.C. Holdings, Inc., an investment advisory and consulting firm.

             (d)  Criminal Proceedings.  None.

             (e)  Civil Proceedings.  None.

             (f)  Citizenship.  United States.

   Item 3.   Source and Amount of Funds or other consideration

             Not Applicable.

   Item 4.   Purpose of Transaction

             All of the reported shares are held for investment purposes.

             The reporting person has no plans or proposals which relate to or would result in:

             (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

             (b) An extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Company or any of its subsidiaries;

             (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

             (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

             (e) Any material change in the present capitalization or dividend policy of the Company;

             (f) Any other material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

             (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

             (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

             (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
        Section 12(g)(4) of the Act; or

             (j)  Any action similar to any of those enumerated above.

   Item 5.   Interest in Securities of the Issuer

             (a) Number of Shares/Percentage of Class Beneficially Owned. William D. Corneliuson beneficially owns a total of 192,767 shares of the Company's Common Stock representing approximately 4.6% of the outstanding shares of Common Stock based on 4,168,987 shares of Common Stock outstanding as indicated by the Company as of November 4, 1996.

             (b) Nature of Ownership. Mr. Corneliuson has sole power to vote and direct the disposition of all of the reported shares.

             (c) Recent Transactions. The following is a list of all transactions in the Company's Common Stock by William D. Corneliuson during the 60 days preceding the date of this Schedule 13D Amendment.

             The shares below were sold through the NASDAQ small cap market system:

                 Date of
               Transaction      Number of Shares     Price Per Unit

                01/30/97             27,000               $13.465
                02/14/97             10,000                11.25
                02/20/97             47,700                 9.25

             (d)  Rights to Dividends or Proceeds.  None.

             (e)  Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

             None.

   Item 7.   Materials to be Filed as Exhibits

             None.

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



   February 27, 1997             /s/  William D. Corneliuson
      Date                       Signature



                                 William D. Corneliuson
                                 Name/Title